UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Integral Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45810H107

(CUSIP Number)

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45810H107
1.	Names of Reporting Persons. Vintage Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,750,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,750,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45810H107	Schedule 13D	Page 3 of 10

CUSIP No. 45810H107
1.	Names of Reporting Persons. Vintage Partners GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,750,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,750,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45810H107	Schedule 13D	Page 4 of 10

CUSIP No. 45810H107
1.	Names of Reporting Persons. Vintage Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,750,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,750,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45810H107	Schedule 13D	Page 5 of 10

CUSIP No. 45810H107
1.	Names of Reporting Persons. Brian R. Kahn
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,750,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,750,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45810H107	Schedule 13D	Page 6 of 10

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 16, 2010, as amended, on behalf of Vintage Partners, L.P., Vintage Partners GP, LLC, Vintage Capital Management, LLC and Brian R. Kahn (the “Schedule 13D”). Unless set forth below, all disclosure previously included in the 13D is unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is amended and restated as follows:

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, and subject to the limitations in the Agreement, as defined below, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable, subject to applicable law, to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may, subject to the limitations in the Agreement, discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, subject to the limitations set forth in the Agreement and applicable law, the Reporting Persons’ modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, pursuing a transaction which would result in Reporting Persons acquisition of a controlling interest in the Issuer, or pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

On August 18, 2010, the Reporting Persons delivered a letter to the Issuer with respect to recent changes approved by the Board of Directors (the “Board”) to the Issuer’s corporate governance. In the letter, the Reporting Persons express concern with respect to these changes and urge the Board to repeal the governance changes or submit them to a binding stockholder vote. The Reporting Persons also encourage the Issuer to provide the Reporting Persons information concerning the Issuer’s business. A copy of the letter is attached as Exhibit 1 to Amendment No. 1 of this Schedule 13D, filed on August 18, 2010, and incorporated herein by reference.

On October 8, 2010, the Reporting Persons entered into an agreement (the “Agreement”) with the Issuer providing for, among other things, (i) a temporary increase in the size of the Board to eleven (11) directors, (ii) the reassignment of one current Class I director as a Class II director and (iii) the appointment of Mr. Brian R. Kahn and Mr. Melvin L. Keating (the “New Directors”) to the Board as Class I directors, each having an initial term continuing until the Issuer’s 2011 annual meeting of stockholders (the “2011 Annual Meeting”), each effective October 8, 2010.

The Agreement provides that, from the date of the Agreement until immediately prior to the 2012 annual meeting (the “2012 Annual Meeting”) (such time period, the “Term”), if either of the New Directors remains in office, one of the New Directors will have the right, subject to compliance with applicable Securities and Exchange Commission (“SEC”) and NASDAQ corporate governance rules, to serve on each of the committees of the Board. Mr. Keating has been appointed to the Issuer’s audit and compensation committees, and Mr. Kahn has been appointed to the Issuer’s nominating, strategic growth and special litigation committees. The Agreement also provides that, so long as the Reporting Persons beneficially own more than 5% of the Issuer’s then outstanding common stock, (i) through the 2012 Annual Meeting, if a New Director resigns, is unable to serve as

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a director or is removed for cause, the Reporting Persons have the right to submit the name of a replacement director for consideration by the Issuer, and (ii) the Issuer will not take any action to remove a New Director (including recommending to its stockholders the removal of either of the New Directors), other than for cause (as used in the Maryland General Corporation Law) until the Issuer’s 2014 annual meeting of stockholders.

The Issuer will compensate the New Directors for their services as described in the discussion of director compensation in the Issuer’s definitive proxy statement for its 2010 annual meeting of stockholders, filed with the SEC on January 11, 2010.

In addition, the Issuer agreed to: (i) nominate the New Directors for election and include the New Directors in the Board’s slate of nominees for election as directors at the 2011 Annual Meeting; (ii) obtain the resignation of two directors, other than the New Directors, effective no later than immediately prior to the 2011 Annual Meeting; (iii) reduce the size of the Board to nine (9) directors effective immediately prior to the 2011 Annual Meeting; (iv) seek to obtain proxies in favor of the election as directors for the New Directors at the 2011 Annual Meeting; (v) call and convene the 2011 Annual Meeting no later than February 28, 2011; (vi) call and convene the 2012 Annual Meeting no later than February 29, 2012; (vii) refrain from calling or convening an annual or special meeting of stockholders for the purpose of electing directors (other than the 2011 Annual Meeting and the 2012 Annual Meeting) prior to February 29, 2012; (viii) keep the size of the Board at no more than eleven (11) directors until the 2011 Annual Meeting; and (ix) keep the size of the Board at no more than nine (9) directors (including the New Directors) from the 2011 Annual Meeting until the 2012 Annual Meeting.

The Issuer also agreed that during the Term, it will not adopt a stockholder rights plan or other defensive device that is inconsistent with, or more restrictive with respect to Reporting Persons than the provisions of the Agreement.

The Reporting Persons have agreed to support the Issuer’s nominees for election as director at the 2011 Annual Meeting (including the New Directors) and to vote at the 2011 Annual Meeting all securities beneficially owned or owned of record by the members of the Reporting Persons in accordance with the Board’s recommendation with respect to the election of directors (provided that the New Directors are two of the Board’s nominees for election as director and the third nominee is an existing member of the Board), ratification of the Issuer’s current auditors, and say-on-pay proposals (provided that the compensation of the Issuer’s executives is consistent with compensation practices at the time of the Agreement).

The Reporting Persons also agreed that during the Term, unless approved by a majority of the entire Board, the members of the Reporting Persons and their associates will refrain from engaging in certain activities, either directly or indirectly, including: (i) acquiring, agreeing to acquire, publicly announcing an intention to acquire, publicly offering, publicly proposing to acquire, or agreeing to acquire, by purchase, gift, tender or exchange offer or otherwise, beneficial or record ownership of any securities of the Issuer (however, the Reporting Persons may increase, or publicly propose to increase, their ownership interest in the Issuer (whether owned beneficially or of record) to up to 25% of the then outstanding common stock of the Issuer in open market purchases, private purchases, block trades, or any other manner other than a tender or exchange offer (any shares of common stock of the Issuer owned beneficially or of record by the Reporting Persons in excess of 20% of the then outstanding shares of common stock of the Issuer during the Term and as of the end of the Term are referred to as the (“Neutral Shares”)); (ii) forming, joining, or participating in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to the Issuer’s securities or otherwise act in concert with any person with respect to the Issuer’s securities; (iii) arranging, or in any way participating in, any financing for the purchase by any person of shares of the Issuer’s common stock or other securities or assets or businesses of the Issuer and its affiliates; (iv) publicly proposing or seeking to propose to the Issuer or a third party an extraordinary corporate transaction involving the Issuer or its affiliates, including a merger, reorganization, recapitalization, extraordinary dividend, liquidation, sale or transfer of assets other than in the ordinary course of business; (v) publicly proposing or trying to publicly propose to the Issuer or any third party the acquisition or purchase of all or any portion of the assets of the Issuer by any member of the Reporting Persons; (vi) soliciting proxies for any securities of the Issuer or otherwise becoming a “participant,” directly or

CUSIP No. 45810H107	Schedule 13D	Page 8 of 10

indirectly, in any “solicitation” of “proxies” to vote, or becoming a “participant” in any “election contest” involving the Issuer or its securities (all terms used having the meanings assigned them in Regulation 14A under the Exchange Act); (vii) calling or seeking to call, directly or indirectly, a special meeting of the Issuer’s stockholders; (viii) seeking, requesting or taking any action to obtain or retain, directly or indirectly, any list of holders of any voting or other securities of the Issuer; (ix) publicly making a recommendation with respect to the voting of Issuer’s securities or recommending to any other stockholder that they vote contrary to the recommendations of the Board on any matter presented for a stockholder vote; (x) publicly seeking any change in the composition of the Board, including a change to the number of directors, the term of directors or to fill any vacancies on the Board; (xi) publicly proposing that the Issuer’s common stock become eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (xii) making a public request that the prohibitions in the Agreement be waived or that the Issuer take action that would permit the Reporting Persons or their associates to take action prohibited by the Agreement, or otherwise making any public statement relating to the Reporting Persons’ willingness to pursue any such prohibited action conditioned upon waiver of the Agreement; (xiii) making, issuing or causing to be issued any public disclosure, public announcement or public statement to a third party about the Board or the management of the Issuer which disparages, criticizes or in any other way reflects adversely or detrimentally upon the Board or the management of the Issuer; (xiv) making, issuing or causing to be issued any disclosure, announcement or statement to a third party concerning the Board or the management of the Issuer, that is materially misleading, or omits to state a material fact necessary to make the statement, in light of the circumstances in which the statement is made, not misleading, or with the intent or purpose of defaming or disparaging the Board or the management of the Issuer; and (xv) initiating, soliciting, assisting, facilitating, financing, or encouraging or otherwise participating in the taking of any of the actions listed above by, or entering into any discussions, negotiations, arrangements, or understandings with, any third party with respect to any of the actions listed above. These standstill provisions will not: (i) prevent the New Directors from discharging their duties as directors; (ii) keep the Reporting Persons from taking actions necessary to comply with the advance notice provisions of the bylaws of the Issuer with respect to the nomination of directors or submission of proposals for the 2012 Annual Meeting; or (iii) prevent the Reporting Persons from soliciting proxies for the 2012 Annual Meeting beginning on the date that is sixty (60) days before the date that the 2012 Annual Meeting is scheduled.

The Agreement provides that the Reporting Persons may increase (or publicly propose to increase) their ownership interest (whether owned beneficially or of record) in the Issuer to up to 25% of the then outstanding common stock of the Issuer, and that subject to the continuing satisfaction of certain conditions set forth in the Agreement (which are described in the following sentence) and assuming that neither the Reporting Persons nor any member thereof is an “interested stockholder” (as defined in the Maryland Business Combination Act) of the Issuer on the date of the Agreement, the Maryland Business Combination Act (and, if it becomes applicable to the Issuer, the Maryland Control Share Acquisition Act) shall not apply to the Reporting Persons up to such amount, if acquired during the Term. The Agreement further provides that for purposes of the Maryland Business Combination Act and the Maryland Control Share Acquisition Act (should it be applicable to the Issuer), the Issuer’s approval of the increase by the Reporting Persons of their ownership interest in the Issuer to up to 25% of the outstanding common stock of the Issuer is conditioned upon and subject to: (i) the Reporting Persons or any member thereof, at no time during the Term, owning beneficially (as defined in the Maryland Business Combination Act) or of record, more than 25% of the outstanding common stock of the Issuer; (ii) the Reporting Persons complying in all material respects with all terms and conditions of the Agreement; and (iii) no material breach, default or violation by the Reporting Persons of any of the terms or conditions of the Agreement having occurred.

The Reporting Persons have agreed that at the 2012 Annual Meeting and for so long as a New Director or designee of the Reporting Persons serves as a director of the Issuer, unless approved by a majority of the entire Board, the Neutral Shares will, at the Reporting Persons’ election, either not be voted or be voted in accordance with the recommendation of the Board with respect to the election of directors, ratification of the Issuer’s auditors, and say-on-pay proposals (provided that the compensation of the Issuer’s executives is consistent with compensation practices at the time of the Agreement).

CUSIP No. 45810H107	Schedule 13D	Page 9 of 10

The Reporting Persons also agreed that for so long as any New Director or any designee of the Reporting Persons serves as a director of the Issuer, the Reporting Persons will not, without the prior written approval of a majority of the Independent Directors (described below) then serving on the Board, seek or offer to (i) acquire, beneficially or of record, securities of the Issuer representing 50% or more of the voting power of the then outstanding securities of the Issuer whether by purchase, tender or exchange offer, merger, consolidation or otherwise or (ii) acquire, directly or indirectly, all or substantially all of the assets of the Issuer.

For purposes of the Agreement, an “Independent Director” is a director who is not a New Director, a designee of the Reporting Persons, or otherwise affiliated with the Reporting Persons, does not have a conflict of interest with respect to the proposed transaction, is not in any way interested in the proposed transaction and meets the qualifications for independence under NASDAQ independence rules.

The full text of the Agreement is attached as Exhibit 1 and is incorporated herein by reference. The foregoing description does not purport to be a complete summary of the terms of the Agreement and is qualified in its entirety by reference to Exhibit 1.

Subject to the limitations set forth in the Agreement, the Reporting Persons reserve the right to formulate other plans and/or other proposals, and take such actions with respect to their investment in the Issuer, including any other or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Item 6 is hereby amended to add the following:

On October 8, 2010, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 1: Agreement, dated as of October 8, 2010, by and among Integral Systems, Inc. and Vintage Partners, L.P., Vintage Partners GP, LLC, Vintage Capital Management, LLC and Brian R. Kahn.

Exhibit 2: Joint Press Release, dated October 8, 2010.

CUSIP No. 45810H107	Schedule 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2010	/s/ Brian R. Kahn
Brian R. Kahn, for (i) himself; (ii) as Manager of Vintage Partners GP, LLC, for itself and as General Partner of Vintage Partners, L.P.; and (iii) as Managing Member of Vintage Capital Management, LLC, Investment Manager of Vintage Partners, L.P.